April 30, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We have read Grant Life Sciences Inc.’s statements included under Item 4.01 of its Form 8-K/A filed on April 30, 2007, and we agree with such statements concerning our firm.

/S/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP